Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1        Name and Address of Company

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”)

15511-123 Avenue

Edmonton, AB

T5V 0C3

Item 2        Date of Material Change

August 12, 2014

Item 3       News Release

The news release with respect to the material change referred to in this report was disseminated via Canada Newswire on August 12, 2014 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4        Summary of Material Change

Cash Store Financial Obtains Stay Extension and Additional DIP Financing

Item 5.1    Full Description of Material Change

See attached Schedule “A”.

Item 5.2    Disclosure for Restructuring Transactions

Not Applicable

Item 6        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7        Omitted Information

Not Applicable

Item 8        Executive Officers

William Aziz, Chief Restructuring Officer, at baziz@bluetreeadvisors.com

Item 9        Date of Report

August 13, 2014

SCHEDULE “A”

NEWS RELEASE

August 12, 2014

Cash Store Financial Obtains Stay Extension and Additional DIP Financing

EDMONTON, August 12, 2014 - The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) announced that it has obtained an order from the Ontario Superior Court of Justice (Commercial List) (“the Court”) granting a stay extension under its current Companies’ Creditors Arrangement Act (“CCAA”) proceedings to September 30, 2014.

The Court also authorized the Company and its subsidiaries to enter into an amendment to its amended and restated debtor-in-possession (“DIP”) financing agreement (“Further Amended DIP Agreement”) pursuant to which an aggregate amount of up to $5 million will be available to the Company to permit it to continue operations during the CCAA proceedings in an effort to maximize enterprise value for all stakeholders. Further DIP financing is required in order to continue going concern operations and attempt to complete a sale of the Company’s business pursuant to the Court-approved Sale Process, under which prospective purchasers have had the opportunity to submit a bid for the Company’s property.

Discussions and negotiations with potential bidders are ongoing under the Sales Process. The Further Amended DIP Agreement will provide the necessary liquidity throughout the stay extension to continue to negotiate a sale transaction to achieve a value maximizing going concern outcome.

The Court also today approved the Sixth, Seventh and Eighth Reports of the Monitor, FTI Consulting Canada Inc., dated June 6, 2014, June 13, 2014, and July 21, 2014 respectively. Copies of these Reports, as well as other orders of the Court, including details on the sales process, as well as other details regarding the Company’s CCAA proceedings are available on the Monitor’s website at http://cfcanada.fticonsulting.com/cashstorefinancial.

Cash Store Financial remains open for business. Cash Store will continue to provide updates on its restructuring and the Cash Store Transaction as matters advance.

About Cash Store Financial

Cash Store Financial and Instaloans primarily act as lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides private-label debit cards.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not do business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

For further information, please contact:

William Aziz

Chief Restructuring Officer

baziz@bluetreeadvisors.com

Media:

Joel Shaffer

Longview Communications

416-649-8006

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Cash Store Financial. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations, include, but are not limited to, any decision of the Ontario Superior Court of Justice in the CCAA proceedings that is adverse to Cash Store Financial, the inability of Cash Store Financial to fulfill the conditions to funding under any Debtor-in-Possession (“DIP”) financing agreement entered into by Cash Store Financial, and other factors that could affect Cash Store Financial’s ability to continue its operations during the CCAA proceeding, including the factors that are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended September 30, 2013 dated December 11, 2013 filed by The Cash Store Financial with the Canadian securities commissions (available on SEDAR at http://www.sedar.com), as updated in our most recent Management's Discussion and Analysis for the three months ended December 31, 2013. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.